Wyoming Secretary of State State Capitol Building, Room 110 Cheyenne, WY 82002-0020	Max Maxfield, WY Secretary of State FILED: 07/03/2014 09:18 AM Original ID: 2014-000665988 Amendment ID: 2014-001633835

ARTICLES OF AMENDMENT

Pursuant to the provisions of the Wyoming Business Corporation Act (the "Act"), the shareholders and board of directors of Helius Medical Technologies, Inc., a Wyoming corporation (the "Corporation"), hereby present these Articles of Amendment to its Articles of Incorporation, pursuant to Wyo. Stat. 17-16-1006, on behalf of the Corporation. The Corporation's Articles of Incorporation were filed with the Wyoming Secretary of State on June 2, 2014 (the "Articles of Incorporation"), and the Corporation has been assigned filing number 2014-000665988.

1.     The name of the Corporation: Helius Medical Technologies, Inc.

2.     Article 10 of the Articles of Incorporation is hereby amended by deleting Class B Common Shares and Class A Preferred Shares from the list of classes of shares the Corporation is authorized to issue.

3.     Exhibit A of the Articles of Incorporation of the Corporation is hereby deleted in its entirety.

4.     This amendment does not provide for an exchange, reclassification, or cancellation of issued shares as none of the Class B Common Shares or Class A Preferred Shares authorized are issued or outstanding.

5.     The date of the amendment's adoption: June 12, 2014.

1.     The amendment was duly approved by at least a majority of the shareholders and all of the board of directors of the Corporation in the manner required by the Act and by the Corporation's Articles of Incorporation.

DATED: June 25, 2014

By: /s/ Philippe Deschamps Philippe Deschamps President and CEO	Received 4:00 PM June 30, 2014 Secretary of State Wyoming

Contact person as to this filing: Amanda Tseng
Daytime phone number: (778) 331-2091
E-mail: Amanda.tseng@barongroupintl.com